# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Odysight.ai Inc., CIK 0001577445
CUSIP: 81063V204
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 12 Abba Hillel Silver RD, Sasson Hugi To, Ramat Gan, Israel (L3), 5250606
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001178913-25-000510
Filed by CIK 0001870364

## Reporting persons
- Y.D. More Investments Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 636,066; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 636,066 (3.79% of the class)
- More Investment House Portfolio Management Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 175,405; sole dispositive power 175,405; shared dispositive power 0; aggregate amount beneficially owned 175,405 (1.05% of the class)
- More Provident Funds & Pension Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 460,661; sole dispositive power 460,661; shared dispositive power 0; aggregate amount beneficially owned 460,661 (2.75% of the class)
- More Mutual Funds Management (2013) Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BYM More Investments Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 636,066; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 636,066 (3.79% of the class)
- Levy Eli: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 636,066; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 636,066 (3.79% of the class)
- Levy Yosef: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 636,066; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 636,066 (3.79% of the class)
- Meirov Benjamin: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 636,066; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 636,066 (3.79% of the class)
- Meirov Yosef: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 636,066; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 636,066 (3.79% of the class)
- Meirov Michael: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 636,066; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 636,066 (3.79% of the class)
- Meirov Dotan: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 636,066; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 636,066 (3.79% of the class)

## Item 1. Issuer
Name of issuer: Odysight.ai Inc.
Address of issuer's principal executive offices: 12 Abba Hillel Silver RD, Sasson Hugi Tower, Ramat Gan, Israel, 5250606

## Item 2. Person Filing
Name of person filing:
More Provident Funds and Pension Ltd. ("More Provident")
More Investment House Portfolio Management Ltd. ("More Investment")
More Mutual Funds Management (2013) Ltd. ("More Mutual")
Y.D More Investments Ltd. ("Y.D. More")
B.Y.M. Mor Investments Ltd. ("B.Y.M.")
Eli Levy
Yosef Levy
Benjamin Meirov
Yosef Meirov
Michael Meirov
Dotan Meirov

Each of the foregoing entities and persons is referred to as a "Reporting Person", and collectively they are referred to as the "Reporting Persons".

Y.D More is an Israeli public company controlled through a voting agreement among the following individuals: (a) Yosef Meirov, directly and through B.Y.M., a company he controls with Michael Meirov and Dotan Meirov, (b) Benjamin Meirov (c) Yosef Levy and (d) Eli Levy through Elldot Ltd., a wholly owned company.

More Mutual and More Investment are each wholly-owned subsidiaries of Y.D. More, and More Provident is a majority-owned subsidiary of Y.D. More, which owns 65.75% thereof.
Address of principal business office or, if none, residence: c/o Y.D More Investments Ltd., 2 Ben-Gurion Street, Ramat Gan, Israel
Citizenship:
More Provident - Israel
More Investment - Israel
More Mutual - Israel
Y.D. More - Israel
B.Y.M. - Israel
Eli Levy - Israel
Yosef Levy - Israel
Benjamin Meirov - Israel and U.S.
Yosef Meirov - Israel and Belgium
Michael Meirov - Israel and U.S.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
More Provident: 460,661
More Investment: 175,405
More Mutual: 0
Y.D More: 636,066
B.Y.M.: 636,066
Eli Levy: 636,066
Yosef Levy: 636,066
Benjamin Meirov: 636,066
Yosef Meirov: 636,066
Michael Meirov: 636,066
Dotan Meirov: 636,066
Percent of class:
More Provident: 2.75%
More Investment: 1.05%
More Mutual: 0.00%
Y.D More: 3.79%
B.Y.M.: 3.79%
Eli Levy: 3.79%
Yosef Levy: 3.79%
Benjamin Meirov: 3.79%
Yosef Meirov: 3.79%
Michael Meirov: 3.79%
Dotan Meirov: 3.79%
Sole power to vote or to direct the vote: Reporting Persons: 0
Shared power to vote or to direct the vote:
More Provident: 460,661
More Investment: 175,045
More Mutual: 0
Y.D More: 636,066
B.Y.M.: 636,066
Eli Levy: 636,066
Yosef Levy: 636,066
Benjamin Meirov: 636,066
Yosef Meirov: 636,066
Michael Meirov: 636,066
Dotan Meirov: 636,066
Sole power to dispose or to direct the disposition:
More Provident: 460,661
More Investment: 175,405
More Mutual: 0
Remaining Reporting Persons: 0
Shared power to dispose or to direct the disposition: Reporting Persons: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The securities reported herein are held by More Provident for the benefit of beneficiaries of various provident and pension funds, More Investment for the benefit of various portfolio management clients, and More Mutual for the benefit of various mutual funds.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement by and among the Reporting Persons (filed herewith)

Exhibit 2: Resolution of Board of Directors regarding signature authority of Y.D More Investments Ltd. (incorporated herein by reference to Exhibit 2 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.)

Exhibit 3: Resolution of Board of Directors regarding signature authority of More Provident Funds and Pension Ltd. (incorporated herein by reference to Exhibit 3 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.)

Exhibit 4: Limited Power of Attorney executed on behalf of Mr. Benjamin Meirov (incorporated herein by reference to Exhibit 4 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.)

Exhibit 5: Limited Power of Attorney executed on behalf of Mr. Yosef Meirov (incorporated herein by reference to Exhibit 5 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.)

Exhibit 6: Limited Power of Attorney executed on behalf of Mr. Michael Meirov (incorporated herein by reference to Exhibit 6 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.)

Exhibit 7: Limited Power of Attorney executed on behalf of Mr. Dotan Meirov (incorporated herein by reference to Exhibit 7 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.)

## Signatures
- Y.D. More Investments Ltd: /s/ Yosef Levy, Yosef Levy*/ Co-CEO (07/01/2026)
- Y.D. More Investments Ltd: /s/ Meir Gridish, Meir Gridish*/Chairman of the Board (07/01/2026)
- More Investment House Portfolio Management Ltd: /s/ Eli Levy, Eli Levy*/Director (07/01/2026)
- More Investment House Portfolio Management Ltd: /s/ Meir Gridish, Meir Gridish*/Chairman of the Board (07/01/2026)
- More Provident Funds & Pension Ltd.: /s/ Yosef Levy, Yosef Levy*/ Director (07/01/2026)
- More Provident Funds & Pension Ltd.: /s/ Meir Gridish, Meir Gridish*/Chairman of the Board (07/01/2026)
- More Mutual Funds Management (2013) Ltd.: /s/ Eli Levy, Eli Levy*/Director (07/01/2026)
- More Mutual Funds Management (2013) Ltd.: /s/ Meir Gridish, Meir Gridish*/Chairman of the Board (07/01/2026)
- BYM More Investments Ltd.: /s/ Meir Gridish, Meir Gridish/Director and CEO (07/01/2026)
- Levy Eli: /s/ Eli Levy, Eli Levy (07/01/2026)
- Levy Yosef: /s/ Yosef Levy, Yosef Levy (07/01/2026)
- Meirov Benjamin: /s/ Meir Gridish**, Benjamin Meirov (07/01/2026)
- Meirov Yosef: /s/ Meir Gridish**, Yosef Meirov (07/01/2026)
- Meirov Michael: /s/ Meir Gridish**, Michael Meirov (07/01/2026)
- Meirov Dotan: /s/ Meir Gridish**, Dotan Meirov (07/01/2026)
Comment: * Signature duly authorized by resolution of the Board of Directors and filed herewith.
** Executed by Meir Gridish, Attorney-in-Fact, pursuant to a Limited Power of Attorney previously filed.